UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

NTN Buzztime, Inc.

(Name of Issuer)

Common Stock, par value $.005 per share

(Title of Class of Securities)

629410606

(CUSIP Number)

Ram Krishnan

1800 Aston Avenue

Suite 100

Carlsbad, CA 92008

(760) 438-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 19, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 629410606

1.	Names of Reporting Persons Ram Krishnan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions)	PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	203,887
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	203,887
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	203,887
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.	Percent of Class Represented by Amount in Row (11)	6.74%
14.	Type of Reporting Person (See Instructions)	IN

CUSIP No. 629410606

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on February 6, 2018 (the “Schedule 13D”).

The Schedule 13D relates to the shares of common stock (the “Stock”) of NTN Buzztime, Inc. (the “Issuer”) owned by Ram Krishnan (the “Reporting Person”). Except as specifically amended by this Amendment No. 1, items in the Schedule 13D are unchanged.

This Amendment No. 1 reports an increase in the Reporting Persons’ percentage of beneficial ownership of the outstanding shares of Stock since the date the Reporting Persons’ last filing on Schedule 13D. Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended to update the address of the Issuer’s principal executive offices as follows:

The address of the Issuer’s principal executive offices is 1800 Aston Avenue, Suite 100, Carlsbad, CA 92008.

Item 2.	Identity and Background

Paragraph (b) of Item 2 of the Schedule 13D is hereby amended by replacing it in its entirety with:

(b)	The principal business address for the Reporting Person is 1800 Aston Avenue, Suite 100, Carlsbad, CA 92008.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by replacing it in its entirety with:

The Reporting Person is the beneficial owner of 203,887 shares of Common Stock consisting of: (i) 56,526 shares of Common Stock and (ii) 147,361 shares of Common Stock subject to restricted stock units and options owned by the Reporting Person. The shares of Common Stock subject to restricted stock units and options owned by the Reporting Person are subject to vesting, but all shares underlying such restricted stock units and options have been included in this report, regardless of the date of any future vesting.

The Reporting Person acquired the shares of Common Stock with personal funds (approximately $250,000 worth of purchases between May 2015 and November 2016)), in connection with compensation arrangements (15,718 shares issued in lieu of cash bonus earned in 2016), and in connection with the settlement of vested restricted stock units, net of shares withheld to cover taxes (4,908 shares). The Reporting Person acquired restricted stock units and options described in clause (ii) of the paragraph above in connection with compensation arrangements with the Issuer.

Item 5.	Interest in Securities of the Issuer

Paragraph (a) of Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with:

(a)	As of March 19, 2019, the Reporting Person beneficially owned 203,887 shares of Common Stock, or 6.74% of the outstanding shares of Common Stock as of that date, based on 2,877,180 shares of Common Stock outstanding as of March 20,2019.

CUSIP No. 629410606

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2019	By:	/s/ Ram Krishnan
	Name:	Ram Krishnan
	Title:	Chief Executive Officer